99.8

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3
Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enthusiast Gaming Holdings Inc.

We consent to the use of our report dated March 27, 2023 on the consolidated financial statements of Enthusiast Gaming Holdings Inc. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”) which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-255725) on Form F-10 of the Entity.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 27, 2023

Vaughan, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.